UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC
677 Washington Boulevard
Stamford, Connecticut 06901

June 9, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following investment companies (each a "Fund" and, collectively, the "Funds"):

A&Q Alternative Fixed-Income Strategies Fund LLC (File Nos. 333-194092 and 811-21117)
A&Q Aggregated Alpha Strategies Fund LLC (File Nos. 333-179806 and 811-21516)
A&Q Equity Opportunity Fund LLC (File No. 811-10527)
A&Q Event Fund LLC (File Nos. 333-194081 and 811-10479)
A&Q Long/Short Strategies Fund LLC (File Nos. 333-194093 and 811-21195)
A&Q Masters Fund (File Nos. 333-189732 and 811-22859)
A&Q Multi-Strategy Fund (File Nos. 333-182705 and 811-22500)
A&Q Technology Fund LLC (File No. 811-21201)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Funds:

1.           A copy of a joint Investment Company Bond issued by Great American Insurance Company (the "Bond"), which lists the Funds as insureds, as Exhibit 99-1.

2.           A certificate of the Funds' Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of each Fund's Board of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.           The Bond premium has been paid for the coverage period from March 17, 2014 to March 17, 2015, and the Bond is written for a $4,500,000 limit of liability.  Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.           A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1, as Exhibit 99-3.

Very truly yours,

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ Dylan Germishuys
	Name:	Dylan Germishuys
	Title:	Authorized Person

Schedule A

Fund	Single Insured Bond Coverage

A&Q Aggregated Alpha Strategies Fund LLC	$400,000

A&Q Alternative Fixed-Income Strategies Fund LLC	$525,000

A&Q Equity Opportunity Fund LLC	$400,000

A&Q Event Fund LLC	$400,000

A&Q Long/Short Strategies Fund LLC	$600,000

A&Q Masters Fund	$525,000

A&Q Multi-Strategy Fund	$900,000

A&Q Technology Fund LLC	$600,000